# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bio Green Med Solution, Inc., CIK 0001130166
CUSIP: 23254L876
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Level 10, Tower 11,, Avenue 5, No. 8 Jalan Kerinchi,, Kuala Lumpur,, Malaysia (N8), 59200
Date of event which requires filing of this statement: 11/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081554

## Reporting persons
- Yap Kim Choy: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 467,535; shared voting power 0; sole dispositive power 467,535; shared dispositive power 0; aggregate amount beneficially owned 467,535 (8.47% of the class)
  Comment: (1) The reporting person's ownership consists of 467,535 shares of common stock.

## Item 1. Issuer
Name of issuer: Bio Green Med Solution, Inc.
Address of issuer's principal executive offices: Level 10, Tower 11, Avenue 5, No. 8 Jalan Kerinchi, Kuala Lumpur, Malaysia 59200

## Item 2. Person Filing
Name of person filing: Yap Kim Choy
Address of principal business office or, if none, residence: 18-25-3A THE WHARF RESIDENCE TAMAN PUCHONG PRIMA PUCHONG 47200 SELANGOR MALAYSIA
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 467,535
Percent of class: 8.47%
Sole power to vote or to direct the vote: 467,535
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 467,535
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yap Kim Choy: /s/ Yap Kim Choy, Yap Kim Choy (05/12/2026)
Comment: sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-1.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-2.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-3.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-4.htm

sec.gov/Archives/edgar/data/1130166/000164117225026571/ex10-1.htm

sec.gov/Archives/edgar/data/1130166/000149315225020920/ex10-1.htm